SHAREHOLDERS' MEETING

ANNUAL SHAREHOLDERS' MEETING

An annual shareholders' meeting was held on October 22, 1998, for Kemper Intermediate Government Trust. Shareholders were asked to vote on two separate issues: election of eight members to the Board of Trustees and ratification of Ernst & Young LLP as independent auditors. The following are the results for each issue:

1) Election of Trustees

                             For        Withheld
 James E. Atkins          30,843,946    663,335
 Arthur R. Gottschalk     30,972,024    535,257
 Frederick T. Kelsey      30,988,195    519,087
 Thomas W. Littauer       30,856,211    651,071
 Daniel Pierce            30,854,363    652,919
 Fred B. Renwick          30,841,798    665,483
 John B. Tingleff         31,005,850    501,431
 John G. Weithers         30,999,899    507,382


SPECIAL SHAREHOLDERS' MEETING

A special shareholders' meeting was held on December 17, 1998, for Kemper Intermediate Government Trust. Shareholders were asked to vote on one issue: approval of the new Investment Management Agreement between the fund and Scudder Kemper Investments, Inc. The following are the results for this issue:

1) Approval of the new Investment Management Agreement between the fund and Scudder Kemper Investments, Inc. This item was approved.

                        For              Against          Abstain
                     28,102,045          266,581          573,827


2) Ratification of the selection of Ernst & Young LLP as independent auditors for the fund. This item was approved.

                        For              Against          Abstain
                     30,965,150          193,054          349,064


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